FIBROGEN, INC.

409 Illinois Street

San Francisco, California 94158

November 10, 2014

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Tabatha McCullom
Joel Parker
Christina De Rosa
Amy Reischauer
Daniel Greenspan

RE:	FibroGen, Inc.
Registration Statement on Form S-1
File No. 333-199069

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FibroGen, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on November 13, 2014, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date. Once the Registration Statement has been declared effective, please orally confirm that event with our legal counsel, Cooley LLP, by calling Michael Tenta at (650) 843-5636.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FibroGen, Inc.

/s/ Pat Cotroneo
Pat Cotroneo Vice President, Finance, and Chief Financial Officer